UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of September 2014

JACADA LTD.
(Translation of registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form	40-F

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- N/A

CONTENTS

In compliance with the regulations promulgated under the Israeli Companies Law, 5759 – 1999 and its articles of association, Jacada Ltd., or the Company, published a notice in Israeli newspapers on September 29, 2014 that its 2014 annual general meeting of shareholders, or the Meeting, will be held on November 11, 2014 at the Company’s headquarters, 11 Shankar St. Entrance 4, PO 12175, Herzliya Pituach 46725, Israel at 10:00 a.m. Israel time, and that the record date for the determination of the holders of Jacada’s ordinary shares entitled to notice of the Meeting and to vote at the Meeting will be October 3, 2014. At the Meeting the shareholders will be asked to vote on the following proposals:

(1) Re-election of each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board of Directors, or the Board, to serve as a Class III director for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(2) Approval of an extension of, and amendment to, the engagement terms of Mr. Gideon Hollander, our Co-Chief Executive Officer and Chairman of the Board.

(3) Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2013 will also be presented to, and considered by, the Company’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has approved each of the above proposals and recommends that you vote in favor thereof.

The presence in person or by proxy of two or more shareholders possessing at least at least 33 1/3% of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Tuesday, November 18, 2014 at the same time and place. At such adjourned meeting, if within one half -hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of Proposal 2 also requires that either:

●
the majority voted in favor of the amendment to the engagement terms of Mr. Hollander includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of such amendment that are voted at the Meeting, excluding abstentions; or

●
the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the amendment to the engagement terms of Mr. Hollander does not exceed two percent (2%) of the aggregate voting rights in the Company.

All shareholders are cordially invited to attend the Meeting in person. On or about October 6, 2014 the Company will send to its shareholders a proxy statement further describing the proposals listed herein. That proxy statement and a related proxy card will be furnished to the Securities and Exchange Commission , or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov . The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on October 12, 2014 at the registered office of the Company, 11 Shankar St. Entrance 4, Herzliya 46725, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-9 952-5900.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign that proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
	By:	/s/ Caroline Cronin
	Name:	Caroline Cronin
	Title:	Chief Financial Officer

Dated: September 29, 2014